

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 16, 2017

<u>Via Email</u>
Michael Tyler
General Counsel
Jacobs Engineering Group Inc.
1999 Bryan Street, Suite 1200
Dallas, TX 75201

> **Re: Jacobs Engineering Group Inc.**
> **Registration Statement on Form S-4**
> **Filed September 19, 2017**
> **File No. 333-220524**

Dear Mr. Tyler:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that shareholder approval is assured for this transaction in light of the voting agreement in place with Apollo whereby they have agreed to vote all of their preferred shares in favor of the transaction. Please tell us what impact the voting agreement has on your ability to conduct this transaction on a registered basis. Please refer to Question 239.13 of our Securities Act Sections Compliance and Disclosure Interpretations.

2. Please revise disclosure throughout, including in your Questions and Answers section, in the Interests of CH2M's Directors and Officers in the Merger sections on pages 18 and 175, and in the Change of Control Agreements section beginning on page 177, to indicate whether you anticipate current CH2M named executive officers will continue employment with Jacobs after consummation of the merger.

Unaudited Pro Forma Condensed Combined Financial Information, page 57

1. Description of the Merger, page 62

3. Please address any accounting implication of your Series A Preferred Stocked deemed to be converted into shares of CH2M immediately prior to the effective time of the Merger.

4. Please address the need to reflect the pro forma impact related to the compensation that will or may become payable under the CH2M Golden Parachute Proposal. Refer to Rule 11-01(a)(8) of Regulation S-X.

5. With reference to your disclosures on page 18, please address the need to reflect the pro forma impact of the Merger Agreement's effect on CH2M's Change of Control Agreements, Annual Incentive Plan and Long-Term Incentive Plan. Refer to Rule 11-01(a)(8) of Regulation S-X.

3. Basis of Presentation, page 63

6. You disclosed that you have identified a policy difference between you and CH2M related to investments in certain of the two companies' respective unconsolidated joint venture entities. You indicate that the impact of aligning CH2M's policy related to such entities with respect to the unaudited pro forma condensed combined financial information requires a detailed analysis of the facts and circumstances of each entity. You disclose that the analysis is in progress and has not been completed. Please tell us the status of your analysis and disclose whether you believe that this policy difference will have a material impact on your pro forma financial information.

5. Deconsolidation of Chalk River Joint Venture, page 64

7. You indicate that CH2M believes that it "may" no longer be the primary beneficiary of the Chalk River Joint Venture, and it "expects" to deconsolidate the joint venture from its consolidated financial statements. Please tell us, and expand your disclosures to clarify, how you determined that it is appropriate to deconsolidate this joint venture in your pro forma financial information. In this regard, confirm that you believe that it is probable that you will deconsolidate the joint venture. Refer to Rule 11-01(b)(8).

6. Calculation of Merger Consideration and Preliminary Purchase Price Allocation, page 64

8. Please separately disclose the number of CH2M common and preferred shares used to determine the estimated cash paid.

9. Please disclose how you derived the amount related to the estimated cash paid for settlement of CH2M's other equity awards of $97,890. Please revise your disclosure to specifically address how these amounts were calculated. Ensure you fully explain the

nature of the vesting terms of the equity awards such that a portion of the cash payment represents consideration transferred, while a portion represents compensation expense.

8. Notes to Unaudited Pro Forma Condensed Combined Statements of Earnings, page 69

10. With reference to the treatment of CH2M Equity Awards discussed in the headnotes to your pro formas, please separately address the accounting related to changes to the underlying terms of each material equity award outstanding as a result of the Merger. In this regard, in note (c), you indicate that additional pro forma stock-based compensation expense of $3.6 million and $8.7 million were recognized for the nine months ended June 30, 2017 and the year ended September 30, 2016, respectively. Please disclose how you calculated these amounts. Please specifically address why the expense for the nine-month period ended June 30, 2017 is significantly less than the amount for the year ended September 30, 2016.

11. In note (e), please disclose how you determined the interest expense on anticipated borrowings. Please specifically indicate whether you used the current rate or committed rate in your calculation. Please clarify how you determined that the rate used was reasonable.

12. In note (f), you indicated that you used the blended statutory rate of 32%. Please expand your disclosure to clarify how you determined this income tax rate.

9. Intangible Assets, page 72

13. With reference to ASC 805-20-55-24, please address the need to separately recognize customer contracts related to CH2M's long term service contracts, including their engineering and construction contracts.

10. Property, Equipment and Improvements, page 72

14. In note 8(b) on page 70, you indicate that further details on the depreciation lives of the property, equipment and improvements expected to be recognized are included in Note 10. Please revise your disclosure to include the expected useful lives of your property, plant and equipment. Please disclose how you determined the depreciation expense used in your pro forma financial information for all periods presented.

Security Ownership of Directors, Director Nominees and Executive Officers, page 131

15. Please provide a column showing the percentage of the class of securities so owned calculated in accordance with Instruction 1 to Item 403 of Regulation S-K for each beneficial owner named. See Item 18(a)(5)(ii) of Form S-4 and Item 6(d) of Schedule 14A.

<u>The Merger, page 133</u>

<u>Background of the Merger, page 139</u>

16. Please provide greater detail of the terms of the transaction with Apollo, particularly regarding the timeframe for providing liquidity, and the role this may have played in the decision by CH2M's management and directors in entering the merger agreement.

17. Please provide a discussion of the development of the Voting Agreement with Apollo.

18. Please tell us whether CH2M solicited potential business combination parties outside of the Tier 1 companies.

19. Please provide enhanced detail of the material terms of counter proposals and draft merger agreements exchanged between CH2M and Jacobs beginning June 15, 2017 and negotiations of open items occurring thereafter. For instance, please disclose counterproposals for total consideration and any discussions concerning continued employment of CH2M's executive officers in the combined company. These are only examples.

20. Please provide enhanced disclosure of the discussions of the proposed transaction that occurred on July 9, 2017 and July 19, 2017.

<u>Opinion of Credit Suisse, page 163</u>

<u>Other Matters, page 171</u>

21. You disclose that Credit Suisse and its affiliates in the past "may have provided" investment banking and other financial advice and services to CH2M, Jacobs and their respective affiliates. Please revise to indicate whether Credit Suisse has provided these services in the past. <u>See</u> Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

<u>Interests of CH2M's Directors and Officers in the Merger, page 175</u>

<u>Treatment of CH2M Stock Options and Other CH2M Equity-Based Awards, page 176</u>

22. You estimate the aggregate amount payable to CH2M's non-employee directors in settlement of their Accelerated Equity Awards is $799,414. Please provide the interest in the merger, by security holdings or otherwise, of each individual director of CH2M Hill Companies LTD. <u>See</u> Item 18(a)(5) of Form S-4 and Item 5(a)(2) of Schedule 14A.

Incorporation of Certain Documents by Reference, page 236

23. Please revise the first sentence of the last paragraph of this page to incorporate by reference any documents you file under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date this proxy statement/prospectus was filed and the date of the CH2M Special Meeting. See Item 11(b)(1) of Form S-4.

Financial Statements – December 31, 2016

(18) Discontinued Operations, page F-51

24. You indicate that in connection with your 2014 Restructuring Plan you elected to exit the fixed-price Power EPC business, which was a stand-alone operating segment. We note, however, that at the time of your 2014 Restructuring Plan, your operations were aggregated into one reportable segment. We also note when you reorganized your internal reporting structure effective January 1, 2015, although the EPC Power business sector fell within your IUE operating segment, you presented it as a separate reportable operating segment because you were currently in the process of exiting the fixed-price EPC Power business. Finally, we note that the majority of the financial information presented as discontinued operations related to the Australian fixed-price Power EPC contract the Consortium terminated on January 24, 2017. With reference to ASC 205-20, please explain how you determined that the exit of your fixed-price EPC Power business represented a strategic shift that has (or will have) a major effect on your operations and financial results. In this regard, notwithstanding the fact that this business generated material losses, it appears that at the time you presented this business as a stand-alone operating segment it mainly constituted one contract which did not generate significant revenues.

Exhibits

25. Please file as exhibits all contracts representing the Change of Control Agreements identified on page 177. See Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Christopher Ewan
        Tad Freese